Exhibit 99.22

CONSENT OF A. JALBOUT

The undersigned hereby consents to the use of their report entitled “Technical Report on the Westwood Complex, Québec, Canada” effective September 30, 2024 and signed January 9, 2025, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2025, (ii) the Registration Statement on Form F-10 (File No. 333-283086) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

By:	/s/ “Ali Jalbout”
Ali Jalbout, P.Eng.
Principal Geotechnical Specialist
ASA Geotech

Dated: February 17, 2026